UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Protea Biosciences Group, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Josiah T. Austin

955 Hartman Run Road

Morgantown, WV 26507

(304) 292-2226

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Josiah T. Austin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

	8.	Shared Voting Power 4,173,544 (1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,173,544 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,173,544 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 12.4%.(2)

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 2,386,044 shares of common stock and warrants to purchase 1,787,500 shares of common stock owned of record by El Coronado Holdings, LLC, of which the Reporting Person is the managing member.

(2)	Based on 33,529,247 shares of common stock of the Issuer issued and outstanding as of the date of this filing.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $.0001 per share (the “Common Stock”) of Protea Biosciences Group, Inc., whose principal executive offices is located at 955 Hartman Run Road, Morgantown, WV 26507 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Josiah T. Austin (the “Reporting Person”).

(b) The business address of the Reporting Person is 955 Hartman Run Road, Morgantown, WV 26507.

(c) The Reporting Person is a Director of the Issuer. The Issuer is a biotechnology company engaged in developing and commercializing proprietary life science technologies, products and services that are used to recover and identify proteins in biological samples.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person is not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

Effective January 28, 2013, the board of directors (the "Board") of Protea Biosciences Group, Inc. (the "Company") appointed Josiah T. Austin to serve as director to fill existing vacancies on the Board. Mr. Austin does not have any family relationship with any of the officers or directors of the Company and there is no arrangement or understanding between Mr. Austin and any third party pursuant to which he was selected as director.

Mr. Austin is the managing member of El Coronado Holdings, LLC. During the fiscal year ended December 31, 2012, the Company issued and sold an aggregate of 2,000,000 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) and Warrants (as defined below) to purchase 1,500,000 shares of Common Stock for aggregate gross proceeds of $1,000,000 to El Coronado Holdings, LLC in accordance with the terms and conditions of that certain Securities Purchase Agreement, dated November 20, 2012. The warrants (the “Warrants”) are exercisable for a term of five years from the issue date of the Warrants, at an exercise price of $1.10 per share.

In addition, on January 3, 2013 (the "Issue Date") the Company issued to El Coronado Holdings, LLC (the "Holder”) for an aggregate purchase price equal to $125,000 (1) a convertible promissory note (the "Note") in an aggregate principal amount equal to $125,000 (the "Principal Amount") and (2) a warrant (the "Note Warrant") to purchase 187,500 shares of Common Stock of the Company. The Note accrues simple interest at a rate of 10% per annum and is due and payable on the earlier to occur of (i) April 1, 2013, or (ii) when declared due and payable by the holder upon the occurrence of an event of default. The Note Warrant is exercisable at an exercise price of $1.10 per share anytime after the Issue Date until the earlier of (i) a Qualified Public Offering (as more specifically defined in the Note Warrant) or (ii) 5:00 p.m. EST on the fifth anniversary of the Issue Date. As of the date hereof the entire Principal Amount remains outstanding and no amounts have been paid on the Note.

Item 4. Purpose of Transaction.

The securities of the Issuer were acquired by the Reporting Person as set forth in Item 3 of this Schedule, which is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this filing, the Reporting Person beneficially owns 4,173,544 shares of Common Stock (the “Securities”), representing 12.4% of the outstanding shares of Common Stock of the Issuer (based upon 33,529,247 shares of Common Stock issued and outstanding as of January 24, 2013).

(b) The Reporting Person has the shared right to vote and dispose, or direct the disposition of 4,173,544 shares of the Common Stock of the Issuer.

(c) The Reporting Person acquired the Securities from the Issuer on December 12, 2012.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Securities.

(e) December 12, 2012.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 3 is incorporated herein by this reference.

Item 7. Material to Be Filed as Exhibits.

Exhibits 4.1, 4.2, 10.1 and 10.2 attached to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on January 24, 2013 are incorporated herein by this reference.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2013

/s/ Josiah T. Austin

Josiah T. Austin